

July 2, 2012

<u>Via Email</u>
Mr. James J. Burke
Chief Financial Officer
Standard Motor Products, Inc.
37-18 Northern Blvd.
Long Island City, New York  11101

      **Re:**    **Standard Motor Products, Inc.**
                **Form 10-K for the Year Ended December 31, 2011**
                **Filed March 9, 2012**
                **File No.  001-04743**

Dear Mr. Burke:

      We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Martin James

                                  Martin James
                                  Senior Assistant Chief Accountant